

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition II Corp.
1412 Broadway
21st Floor, Suite 21V
New York, NY 10018

> **Re: Horizon Space Acquisition II Corp.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2024**
> **File No. 333-282758**

Dear Mingyu (Michael) Li:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 21, 2024

Cover Page

1. Given the significant oversight and discretion of the government of the People's Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." In this regard, please revise as follows:
    *   remove your reference to "extreme cases" on the cover page, page 17, and page 73 when describing situations when the value of your securities may decline or

become worthless; and

- remove the phrase "to further regulatory, political and societal goals" on the cover page, page 17 and page 73.

Prospectus Summary, page 8

2.   Please revise the table on pages 8 and 110 to include the anti-dilution adjustment of the founder shares. Please also revise the disclosures outside of the table on page 8 to describe the extent to which the compensation received or to be received or securities issued or to be issued to your sponsor and its affiliates, may result in a material dilution of the purchasers' equity interests. For example, revise the disclosure outside of the table to describe the extent to which conversion of the extension convertible notes, working capital notes, and the issuance of the private units may result in a material dilution of the purchasers' equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3.   The trust account termination letter attached as Exhibit A to Exhibit 10.2, the Investment Management Trust Agreement, states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated *substantially, concurrently* with your transfer of funds…." Nasdaq Listing Rule IM-5101-2 states that "[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Jee Yeon Ahn at 202-551-3673 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Er (Arila) Zhou, Esq.